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                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                            AMENDMENT NO. 2 TO
                               SCHEDULE 14D-1
            TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                   OF THE SECURITIES EXCHANGE ACT OF 1934

                                    AND

                                SCHEDULE 13D
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

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                           MARCAM SOLUTIONS, INC.
                           ----------------------
                         (Name of Subject Company)

                                INVENSYS PLC
                            M ACQUISITION CORP.
                             M MERGER SUB, INC.

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                                 (BIDDERS)

                        COMMON STOCK, $.01 PAR VALUE
                     (INCLUDING THE ASSOCIATED RIGHTS)
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                       (TITLE OF CLASS OF SECURITIES)

                                 56614A107
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                       (CUSIP NUMBER OF COMMON STOCK)

                            PAUL REINSTEIN, ESQ.
                  FRIED, FRANK, HARRIS, SHRIVER & JACOBSON
                             ONE NEW YORK PLAZA
                       NEW YORK, NEW YORK 10004-1930
                               (212) 859-8000
        (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
          RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

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     This Amendment No. 2 filed on June 24, 1999 to the Schedule 14D-1/13D filed on June 3, 1999, relates to the offer by M Merger Sub, Inc., a Delaware corporation ("Offeror"), and a direct wholly owned subsidiary of M Acquisition Corp., a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of Invensys plc, a public limited company organized under the laws of England and Wales ("Parent"), to purchase all outstanding shares of Common Stock, par value $.01 per share (the "Common Stock") of Marcam Solutions, Inc., a Delaware corporation (the "Company"), including the associated preferred stock purchase rights issued pursuant to the Amended and Restated Rights Agreement, dated as of September 18, 1998, as amended through the date hereof, between the Company and Bank Boston, N.A., as Rights Agent (the "Rights" and, together with the Common Stock, the "Shares"), at a purchase price of $7.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 3, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 "Certain Information Concerning Parent, Purchaser and Offeror" is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

     Item 10(f) is hereby amended to add the following information:

     Counsel for Parent, Purchaser and Offeror have been advised by the staff of the Federal Trade Commission that, effective immediately, early termination of the waiting period applicable to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 had been granted.

     The second sentence of the first paragraph of Section 2. "Acceptance for Payment and Payment for Shares" of the Offer to Purchase is hereby amended to read in its entirety as follows:

            Any determination concerning the satisfaction or waiver of such terms and conditions will be within the reasonable discretion of Offeror, and such determination will be final and binding on all tendering stockholders.

     The last sentence of the first paragraph of Section 14. "Certain Conditions to the Offer" of the Offer to Purchase is hereby amended to read in its entirety as follows:

            Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, Offeror shall not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate or amend the Offer to the extent permitted by the Merger Agreement, if at any time on or after the date of the Merger Agreement and on or before the Expiration Date, any of the following conditions shall exist or occur and remain in effect:

     Clause (v) of paragraph (a) of Section 14. "Certain Conditions to the Offer" of the Offer to Purchase is hereby amended to read in its entirety as follows:

            (v) in connection with the Offer or the Merger or the transactions contemplated by the Merger Agreement, affect Purchaser, Offeror, the Company or any of their respective affiliates which, in the reasonable judgment of Purchaser, may have or be likely to have a Material Adverse Effect or a material adverse effect on Purchaser, Offeror or any of their affiliates or otherwise make consummation of the Offer or the Merger or the consummation of the transactions contemplated hereunder unduly burdensome;

     The first sentence of the penultimate paragraph of Section 14. "Certain Conditions to the Offer" of the Offer to Purchase is hereby amended to read in its entirety as follows:

            Other than the Minimum Condition, the foregoing conditions are for the sole benefit of Purchaser and Offeror and may be asserted by Purchaser or Offeror regardless of the circumstances (including any action or inaction by Purchaser or the Company) giving rise to any such condition and may be waived by Purchaser or Offeror, in whole or in part, at any time and from time to time, in the reasonable discretion of Purchaser.
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                                 SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 24, 1999

                                       INVENSYS PLC


                                       By: /s/ R.P.A. Coles
                                          ---------------------------------
                                          Name: R.P.A. Coles
                                          Title: Secretary



                                       M ACQUISITION CORP.


                                       By: /s/ Roy H. Slavin
                                          ---------------------------------
                                          Name: Roy H. Slavin
                                          Title: Chief Executive Officer



                                       M MERGER SUB, INC.


                                       By: /s/ Roy H. Slavin
                                          ---------------------------------
                                          Name: Roy H. Slavin
                                          Title: Chief Executive Officer


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